UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLEARSIGN TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

185064102
(CUSIP Number)

Robert T. Hoffman Sr.
c/o clirSPV LLC
119 Warren Avenue, 3rd Floor
Spring Lake NJ 07762.
(732) 282-0743
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185064102		Page 1 of 12 Pages
13D

1	Names of Reporting Persons

clirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)
WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

5,867,968
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

5,867,968
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,867,968
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.6%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102		Page 2 of 12 Pages
13D

1	Names of Reporting Persons

GPclirSPV LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

5,867,968
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

5,867,968
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,867,968
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.6%
14	Type of Reporting Person

OO (Delaware limited liability company)

CUSIP No. 185064102		Page 3 of 12 Pages
13D

1	Names of Reporting Persons

Robert T. Hoffman Sr.
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?

6	Citizenship or Place of Organization

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

110,519
	8	Shared Voting Power

5,867,968
	9	Sole Dispositive Power

110,519
	10	Shared Dispositive Power

5,867,968
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,978,483
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.9%
14	Type of Reporting Person

IN

CUSIP No. 185064102		Page 4 of 12 Pages
13D

1	Names of Reporting Persons

Princeton Opportunity Management LLC
2	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

5,867,968
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,867,968
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11)

19.6%
14	Type of Reporting Person

OO (Delaware limited liability company)

This Amendment No. 1 (the "Amendment") relating to common shares, par value $0.0001 per share (the "Common Shares"), issued by ClearSign Technologies Corporation (the "Issuer") is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on July 30, 2018 (the "Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 3 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

In connection with a private placement of the ClearSign's common stock pursuant to a Stock Purchase Agreement dated July 12, 2018, the Company granted to clirSPV LLC a right to purchase certain new equity securities that the Company sells for the purpose of raising capital on terms and conditions no different from those offered to other purchasers (the "Participation Right") so that it could maintain a 19.99 percentage ownership of the Company's outstanding common stock (the "Percentage Ownership"). Because certain elements of the Participation Right, such as the notice provisions, were not compatible with raising capital in a public offering, in a written waiver dated August 18, 2020 and fully executed on August 19, 2020, clirSPV LLC waived its right to exercise the Participation Right in connection with the public offering the Company completed on August 24, 2020. In lieu of participating in that offering, the Company granted the Purchase Right to clirSPV LLC, thereby allowing it to purchase from the Company, at the price sold to investors in the offering, unregistered shares of its common stock in a number that would allow it to maintain its Percentage Ownership.

On September 30, 2020 clirSPV acquired 654,425 shares of Common Stock (the "Purchase Right Shares") at $2.00 per share pursuant to the Purchase Right.

clirSPV obtained the funds to purchase the Purchase Right Shares through a capital raise from its existing members.

Item 4. Purpose of Transaction

             The responses to Item 4 contained in the Reporting Persons initial filing on Schedule 13D are incorporated herein by this reference.

General

clirSPV acquired the Purchase Right Shares  for investment purposes. It exercised its Purchase Right to maintain its 19.9% ownership interest in the Common Stock of ClearSign.  It is the Reporting Persons' intention to hold the Purchase Rights Shares  for a significant time period and potentially for five years to avail clirSPV's members of Section 1202 treatment of the Purchase Rights Shares as Qualified Small Business Stock. Nevertheless, clirSPV intends to review its investments in ClearSign on a continuing basis and take appropriate action. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of ClearSign's business, financial condition, operations and prospects; price levels of ClearSign's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of ClearSign, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designee to ClearSign's board of directors may engage in discussions with management, the board of directors, and shareholders of ClearSign and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of ClearSign; or other material changes to ClearSign's business or corporate structure, including changes in management or the composition of ClearSign's board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of ClearSign.

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 26,631,452 shares of Common Stock outstanding following the closing of the transactions contemplated by the Stock Purchase Agreement.

					Sole	Shared
			Sole power to vote	Shared	power to	power to
			or to direct the vote	power to	dispose or	dispose or
	Amount			vote or to	to direct	to direct
	beneficially			direct the	the	the
Reporting Person	owned	Percent of class		vote	disposition	disposition

clirSPV LLC	5,867,968	19 6%	0	5,867,968	0	5,867,968

GPclirSPV LLC	5,867,968	19.6%	0	5,867,968	0	5,867,968
Robert T. Hoffman Sr.	5,978,483	19.9%	110,519	5,867,968	110,519	5,867,968
Princeton Opportunity Management, LLC	5,867,968	19.6%	0	5,867,968	0	0

clirSPV is the record holder of 5,867,968 shares of Common Stock.

Robert T. Hoffman Sr. is the Managing Member of GPclirSPV, which is the Manager of clirSPV. Robert T. Hoffman Sr. is the Manager of Princeton Opportunity Management, which has an Investment Management Agreement with clirSPV and shares the power to vote the securities beneficially owned by clirSPV. As such, each of GPclirSPV, Robert T. Hoffman and Princeton Opportunity Management may be deemed to have or share beneficial ownership of the Common Stock held directly by clirSPV.

Robert T. Hoffman Sr has a self-directed retirement account that holds 110,519 shares of Common Stock of ClearSign.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in ClearSign's Common Stock.

(d)

Otter Capital LLC, through its ownership of Units of clirSPV, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ClearSign Common Stock, and such interest relates to in excess of 5.0% of the outstanding shares of ClearSign Common Stock.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2020

CLIRSPV LLC
By: GPCLIRSPV LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

GPCLIRSPV LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

By: /s/ Robert T. Hoffman Sr.
Name: Robert T. Hoffman Sr.
Title: Manager

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is 119 Warren Avenue, 3rd Floor, Spring Lake NJ 07762 .

CLIRSPV LLC

Name	Manager

	Present Principal Occupation or Employment	Citizenship/Place of Organization
GPclirSPV LLC	Manager of clirSPV LLC	Delaware
Princeton Opportunity Management	Investment Manager pursuant to Investment Management Agreement	Delaware
LLC

GPCLIRSPV LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

PRINCETON OPPORTUNITY MANAGEMENT LLC

Robert T. Hoffman Sr.	Manager of GPclirSPV LLC	United States

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.0001 per share, of ClearSign Combustion Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: July 20, 2018

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

CLIRSPV LLC
By: GPCLIRSPV LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

GPCLIRSPV LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

ROBERT T. HOFFMAN SR.
/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.

PRINCETON OPPORTUNITY MANAGEMENT LLC

/s/ Robert T. Hoffman Sr.
Robert T. Hoffman Sr.
[Manager]

[Signature Page to Schedule 13D Joint Filing Agreement]